Graubard Miller
                              The Chrysler Building
                              405 Lexington Avenue
                            NEW YORK, N.Y. 10174-1901
                                 (212) 818-8800
facsimile:                                                    direct dial number
(212) 818-8881                                                  (212) 818-8638




                                        June 10, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:  Israel Technology Acquisition Corp.
                       Amendment No. 1 to Registration Statement on Form S-1 Filed April 27, 2005
                       File No. 333-123331
                       -------------------


Dear Mr. Reynolds:

        On behalf of Israel Technology Acquisition Corp. ("Company"), we respond as follows to the Staff's comment letter received on June 7, 2005 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to William Bennett. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 2 where in such amendment our responses to the Staff's comments are reflected.

GENERAL

1. PLEASE CLARIFY WHETHER THE FUNDS NOT HELD IN TRUST COULD BE USED AS A DOWN PAYMENT OR A LOCKUP IN A PROPOSED BUSINESS COMBINATION. TO THE EXTENT THEY CAN, EXPLAIN HOW ONGOING EXPENSES WILL BE SATISFIED AND INCLUDE APPROPRIATE LINE ITEM DISCLOSURE IN THE USE OF PROCEEDS SECTION IDENTIFYING SUCH USE. IN ADDITION, TO THE EXTENT THE FUNDS NOT HELD IN TRUST COULD BE USED FOR SUCH PURPOSE, THE SUMMARY AND RISK FACTOR DISCLOSURE SHOULD MAKE CLEAR THAT IN THE EVENT OF A BREACH BY THE COMPANY, THESE FUNDS WOULD BE FORFEITED, THE COMPANY WOULD NO LONGER BE ABLE TO CONDUCT DUE DILIGENCE OR OTHER SIMILAR OPERATIONS WITHOUT ADDITIONAL FINANCING, AND THAT WITHOUT ADDITIONAL FINANCING, INVESTORS COULD LOSE PART OF THEIR INVESTMENT FROM THE OUTSET SINCE THE COMPANY WOULD NO LONGER HAVE FUNDS WITH WHICH TO CONDUCT ITS SEARCH.

        We have revised the disclosure in the second risk factor entitled "If we are forced to liquidate before a business combination and distribute the trust account, our public stockholders will receive less than $6.00 per share and our warrants will expire worthless." on page 7 and in the "Use of Proceeds" section on page 19 to indicate that the funds not held in trust could be used as a down payment or a "no-shop" provision in connection with a proposed business combination, although the Company does not have any current intent to do so. We have further revised the disclosure to indicate that if the Company did provide for a down payment or no-shop provision from the out of trust proceeds and it was subsequently required to forfeit such funds (whether as a result of its breach or otherwise), the Company might not have sufficient remaining funds to continue its search for, or conduct due diligence with respect to, another target business, and investors would receive less than their original investment upon the Company's liquidation. Although we have revised the "Use of Proceeds"
section in response to the Staff's comment, we have not revised the line item disclosure in such section as we deem such payments to be miscellaneous expenses in connection with a business combination and such amounts cannot be determined until a later date in connection with the negotiation of a specific deal.

2. WE NOTE THAT YOUR INITIAL BUSINESS COMBINATION MUST BE WITH A BUSINESS WITH A FAIR MARKET VALUE OF AT LEAST 80% OF YOUR NET ASSETS AT THE TIME OF ACQUISITION. PLEASE CLARIFY THROUGHOUT THAT THERE IS NO LIMITATION ON YOUR ABILITY TO RAISE FUNDS PRIVATELY OR THROUGH LOANS THAT WOULD ALLOW YOU TO ACQUIRE A COMPANY WITH A FAIR MARKET VALUE IN ANY AMOUNT GREATER THAN 80% OF YOUR NET ASSETS AT THE TIME OF ACQUISITION. DISCLOSE AS WELL WHETHER ANY SUCH FINANCING ARRANGEMENTS HAVE BEEN ENTERED INTO OR CONTEMPLATED WITH ANY THIRD PARTIES TO RAISE SUCH ADDITIONAL FUNDS THROUGH THE SALE OF SECURITIES OR OTHERWISE.

        We have revised the disclosure in the prospectus in the "Prospectus Summary" section on page 1, as well as under "Proposed Business" in the subsection entitled "Fair market value of target business" on page 28 to clarify that the Company can acquire a target business that has a fair market value significantly in excess of 80% of the Company's net assets and that there is no limitation on the Company's ability to raise funds privately or through loans although the Company has not entered into any such arrangement and has no current intention of doing so other than in connection with a business combination.

3. WE NOTE THE STRUCTURE OF THIS OFFERING AND ITS SIMILARITY TO NUMEROUS BLANK CHECK OFFERINGS UNDERWRITTEN ON A FIRM COMMITMENT BASIS THAT RECENTLY HAVE BEEN REGISTERED WITH THE COMMISSION. WITH A VIEW TOWARD DISCLOSURE, IDENTIFY FOR US SUPPLEMENTALLY THE NAMES OF THE COMPANIES THAT HAVE REGISTERED OR ARE SEEKING TO REGISTER BLANK CHECK OFFERINGS UNDERWRITTEN ON A FIRM COMMITMENT BASIS IN WHICH AN OFFICER, DIRECTOR, AFFILIATE, UNDERWRITER OR ATTORNEY FOR ANY OF THE ABOVE HAVE BEEN INVOLVED; THE SECURITIES ACT FORM THE COMPANIES FILED ON; IF APPLICABLE, THE DATE OF EFFECTIVENESS; AND, THE STATUS OF THE OFFERINGS THUS FAR. IN THIS REGARD, TELL US THE AMOUNT ESCROWED TO DATE AND WHETHER THE BLANK CHECKS HAVE ENGAGED IN THE DESIRED BUSINESS COMBINATION OUTLINED IN THE PROSPECTUS. TO ASSIST THE STAFF IN THIS REGARD, PLEASE PRESENT THE INFORMATION IN A TABULAR FORMAT. WE MAY HAVE FURTHER COMMENTS.

        Kindly reference SCHEDULE A annexed hereto and made part hereof for a full list of other blank check offerings underwritten on a firm commitment basis known to the Company based on publicly available information as of the date hereof. In connection with the foregoing information, we have added a new risk factor on page 7 of the prospectus setting forth the number of blank check firm commitment offerings currently in the market place, the number of such entities that have found business combination candidates and the number of such entities that have consummated such transactions as well as the aggregate amount of offering proceeds that currently sit in escrow and the impact such entities will have on the Company's ability to consummate a business combination.

4. PROVIDE DISCLOSURE WITH RESPECT TO THE CONVERSION RIGHTS TO DISCUSS THE RELATIVE BENEFITS AND FINANCIAL ADVANTAGES TO UTILIZATION OF SUCH FEATURE BETWEEN THE EXISTING STOCKHOLDERS AND THE PUBLIC STOCKHOLDERS. THIS DISCLOSURE SHOULD INCLUDE, IN PART, AN ANALYSIS AND COMPARISON OF THE FINANCIAL CONSEQUENCES OF THE EXERCISE OF THE CONVERSION RIGHT WHEN EXERCISED BY AN EXISTING STOCKHOLDER AS COMPARED TO A PUBLIC STOCKHOLDER. WE MAY HAVE FURTHER COMMENT.

        Because existing stockholders will only be able to exercise conversion rights with respect to common stock acquired either in this offering or in the after market, which are the same times that a public stockholder may exercise such rights, there are no benefits or financial advantages to the utilization of such feature as between the two groups. The existing stockholders will not have any conversion rights with respect to the shares of common stock owned by them prior to this offering. As a result, the existing stockholders have no advantage over the public stockholders whatsoever in connection with exercising conversion rights. We have added disclosure in the prospectus in the "Prospectus Summary - Conversion rights for stockholders voting to reject a business combination" on page 4, as well as under "Proposed Business" in the subsection entitled "Conversion rights" on page 29 to clarify that the Company's existing stockholders will not have conversion rights with respect to the shares of common stock owned by them prior to this offering, but will have such rights with respect to shares purchased by them in this offering or after market.

COVER PAGE

5. WE NOTE YOUR DISCLOSURE ON THE PROSPECTUS COVER PAGE AND ELSEWHERE DISCLOSING THE CURRENT STATE OF CONSIDERATIONS AND DISCUSSIONS CONCERNING A BUSINESS COMBINATION TRANSACTION INVOLVING THE COMPANY. PLEASE EXPAND SUCH DISCLOSURE TO ADDRESS WHETHER OR NOT THE COMPANY HAS IDENTIFIED OR BEEN PROVIDED WITH THE IDENTITY OF, OR HAD ANY DIRECT OR INDIRECT CONTACT WITH POTENTIAL ACQUISITION CANDIDATES. IN ADDITION, IF MANAGEMENT, THE DIRECTORS, OR ANY AFFILIATE, AGENT OR OTHER REPRESENTATIVE OF ANY OF THE COMPANY, THE DIRECTORS, OR MANAGEMENT HAS ALREADY TAKEN DIRECT OR INDIRECT MEASURES TO LOCATE A TARGET BUSINESS, OR UNAFFILIATED SOURCES HAVE APPROACHED YOU WITH POSSIBLE CANDIDATES, YOU MUST DISCLOSE THIS INFORMATION OR ADVISE US SUPPLEMENTALLY. PLEASE
        NOTE IN PARTICULAR THAT WE ARE NOT SEEKING SIMPLY WHETHER A POTENTIAL BUSINESS COMBINATION CANDIDATE HAS BEEN "SELECTED," BUT ARE LOOKING MORE TO THE TYPE, NATURE AND RESULTS TO DATE OF ANY AND ALL DILIGENCE, DISCUSSIONS, NEGOTIATIONS AND/OR OTHER SIMILAR ACTIVITIES UNDERTAKEN, WHETHER DIRECTLY BY THE COMPANY OR AN AFFILIATE THEREOF, OR BY AN UNRELATED THIRD PARTY, WITH RESPECT TO ONE OR MORE SPECIFIC BUSINESS COMBINATION TRANSACTION INVOLVING THE COMPANY, OR MERELY GENERAL CONSIDERATIONS AS TO THE COMPANY AND A BUSINESS COMBINATION TRANSACTION. IN PROVIDING SUCH DISCLOSURE, PLEASE MAKE EVERY EFFORT TO BE COMPLETE AND THOROUGH IN YOUR DISCUSSION TO ENSURE THAT ALL POSSIBLE PERSONS OR ENTITIES, ACTIVITIES, AND CIRCUMSTANCES FOR WHICH WE ARE SEEKING DISCLOSURE ARE COVERED BY SUCH DISCLOSURE. PLEASE NOTE THAT THE INCLUSION OF INCOMPLETE, QUALIFIED, OR LIMITED DISCLOSURE IS LIKELY TO RESULT IN ADDITIONAL COMMENTS. PLEASE SEE INSTRUCTION 6 TO ITEM 504 OF REGULATION S-K.

        We have expanded the disclosure in the prospectus to include the fact that no person or entity has taken any measure, direct or indirect, to locate a target business. Specifically, we have revised the disclosure in the "Prospectus Summary" on page 1 and in the "Proposed Business" section on page 26 to indicate that: (i) the Company has not selected any target business for a business combination; (ii) none of the Company's officers, directors, promoters or other affiliates has had any contact or discussions with representatives of any other company regarding a potential merger, capital stock exchange, asset acquisition or other similar business combination with the Company nor has the Company, nor any of its agents or affiliates, been approached by any candidates (or representative of any candidates) with respect to a possible acquisition transaction with the Company; and (iii) the Company has not engaged or retained any agent or other representative to identify or locate any suitable acquisition candidate.

TABLE OF CONTENTS
-----------------

6. PLEASE MOVE THE PARAGRAPH IMMEDIATELY FOLLOWING THE TABLE OF CONTENTS TO AN APPROPRIATE SECTION FOLLOWING THE RISK FACTOR SECTION.

        We have removed the paragraph immediately following the table of contents and have placed portions of it in other sections of the prospectus where we deemed appropriate.

PROSPECTUS SUMMARY
------------------

7. WE NOTE YOUR DISCLOSURE HERE AND ELSEWHERE THAT THE COMPONENTS OF YOUR UNITS WILL BEGIN TRADING SEPARATELY 90 DAYS AFTER THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT "UNLESS EARLYBIRDCAPITAL DETERMINES THAT AN EARLIER DATE IS ACCEPTABLE." PLEASE REVISE TO ELABORATE ON THE NOTED DISCLOSURE IN AN APPROPRIATE PLACE IN THE PROSPECTUS. DISCUSS THE FACTORS THAT THE UNDERWRITER WILL CONSIDER IN MAKING THE DETERMINATION TO ALLOW EARLIER SEPARATE TRADING. IF THE UNDERWRITER DECIDES TO ALLOW SEPARATE TRADING BEFORE THE END OF THE 90 DAYS, DISCUSS HOW INVESTORS WILL BECOME AWARE OF THE ACCELERATION.

        We have revised the disclosure in the "Prospectus Summary" section on page 2 in the subsection entitled "Securities offered" and in the section entitled "Description of Securities" under the subsection entitled "Units" on page 40 to indicate that EarlyBirdCapital's decision regarding whether or not to allow the common stock and warrants to begin trading separately prior to the 90th day after the date of the prospectus will be based on its assessment of the relative strengths of the securities markets and small capitalization companies in general and the trading pattern of, and demand for, the Company's securities in particular. Supplementally, EarlyBirdCapital has informed the Company that if demand for the Company's units is strong, it will be more likely to allow the units to split prior to the 90th day and, conversely, if such demand is weak, then it will be more likely to require the passing of the full 90-day period. We have further revised the disclosure to indicate that the Company will include information on EarlyBirdCapital's decision to allow separate trading of the common stock and warrants prior to the 90th day after the date of the prospectus in the initial Form 8-K, or amendment thereto (referred to below in response to comment 8), or in a subsequent Form 8-K.

8. PLEASE NOTE, IN THE DISCUSSION OF THE OFFERING OR IN ANOTHER APPROPRIATE PLACE, WHETHER THE COMPANY PLANS TO AMEND ITS 8-K FILING TO PROVIDE AN AUDITED BALANCE SHEET TO REFLECT THE EXERCISE OF THE OVER-ALLOTMENT OPTION IF SUCH EXERCISE DOES NOT TAKE PLACE PRIOR TO THE FILING OF THE 8-K TO REFLECT THE CONSUMMATION OF THE OFFERING.

        We have added language in the "Prospectus Summary" section on page 2 in the subsection entitled "Securities offered" and in the section entitled "Description of Securities" under the subsection entitled "Units" on page 40 to indicate that the Company intends to amend its Current Report on 8-K to provide updated financial information to reflect the exercise of the over-allotment option if such exercise does not take place prior to the filing of the original 8-K upon consummation of the offering.


9. DISCLOSE, HERE OR ELSEWHERE AS APPROPRIATE, THE RATIONALE FOR REQUIRING THE STOCK TO TRADE AT $8.50 PER SHARE OR MORE IN ORDER FOR THE REDEMPTION RIGHTS TO APPLY.

        We have added disclosure in the "Prospectus Summary" section on page 3 in the subsection entitled "Redemption" and in the "Description of Securities" section of the prospectus on page 41 in the subsection entitled "Warrants" to indicate that management believes that such redemption criteria would give warrantholders a reasonable premium to the initial exercise price and provide a sufficient degree of liquidity to cushion the market reaction to the Company's redemption call.

10. PROVIDE, HERE AND ELSEWHERE IN THE PROSPECTUS AS APPROPRIATE, A DEFINITION FOR THE TERM "PUBLIC STOCKHOLDER" AS USED BY THE COMPANY WITH RESPECT TO THIS OFFERING. IN THIS CONTEXT, PLEASE DISCUSS IN PARTICULAR WHETHER THIS TERM WOULD INCLUDE THE "EXISTING STOCKHOLDERS" OF THE COMPANY AND/OR THEIR AFFILIATES, IN THE CASE OF SHARES HELD BY SUCH PERSONS THAT ARE ACQUIRED IN THE OFFERING, PURSUANT TO OPEN MARKET PURCHASES OF UNITS, COMMON STOCK OR WARRANTS, OR FROM THE EXERCISE OF WARRANTS HELD BY SUCH PERSONS.

        We have included disclosure on page 1 of the prospectus to indicate that when the Company uses the term "public stockholders" in the prospectus, it is meant to include the holders of the shares of common stock which are being sold as part of the units in this offering, including any of the Company's existing stockholders to the extent that they purchase such shares. The shares of common stock can be purchased in this offering or subsequently in the after market. Accordingly, all references to the term public stockholders throughout the prospectus have the same meaning. However, such term does not include any shares of common stock owned by the Company's existing stockholders prior to this offering. Additionally, such term does not include any shares of common stock issuable upon exercise of the warrants included as part of the units sold in the offering or in the after market as such warrants are not exercisable until after a business combination.

11. WE NOTE YOUR STATEMENT HERE AND THROUGHOUT THE PROSPECTUS THAT YOU WILL NOT PROCEED WITH A BUSINESS COMBINATION IF SHAREHOLDERS OWNING 20% OR MORE OF THE SHARES SOLD IN THIS OFFERING VOTE AGAINST THE BUSINESS COMBINATION AND EXERCISE THEIR CONVERSION RIGHTS. PLEASE REVISE TO CLARIFY THAT THIS IS A TWO STEP PROCESS (FIRST, THEY WOULD HAVE TO VOTE AGAINST THE BUSINESS COMBINATION, AND SECOND, THEY HAVE TO EXERCISE THEIR CONVERSION RIGHTS) AND THAT VOTING AGAINST THE COMBINATION ALONE WILL NOT RESULT IN A PRO RATA DISTRIBUTION OF THE TRUST FUND.

        We have revised the prospectus to indicate that stockholders must both vote against a business combination and exercise their conversion rights to receive their pro rata distribution of the trust fund.

12. BRIEFLY DETAIL, HERE OR ELSEWHERE IN THE PROSPECTUS AS APPROPRIATE, THE "CERTAIN LIMITED EXCEPTIONS" TO THE REQUIREMENT THAT ALL EXISTING STOCKHOLDERS' SHARES SHALL NOT BE TRANSFERABLE DURING THE ESCROW PERIOD AND CANNOT BE RELEASED FROM ESCROW FOR THREE YEARS FROM THE DATE OF THE PROSPECTUS.

        We have revised the disclosure in the "Prospectus Summary" section on page 5 in the subsection entitled "Escrow of existing stockholders' shares" and in the "Description of Securities" under the subsection entitled "Shares Eligible for Future Sale" on pages 42 and 43 to indicate that the existing stockholders' shares will be released from escrow prior to the three-year period only in limited exceptions such as the Company's liquidation after a business combination or a subsequent transaction resulting in the Company's stockholders having the right to exchange their shares for cash or other securities.

RISK FACTORS, PAGE 7
--------------------

13. IN RISK FACTOR FOUR, WE NOTE YOUR DISCLOSURE THAT YOU "WILL SEEK TO HAVE ALL" THIRD PARTIES EXECUTE AGREEMENTS TO WAIVE ANY RIGHT, TITLE, INTEREST OR CLAIM TO OFFERING PROCEEDS HELD IN TRUSTS. IN YOUR BUSINESS SECTION, PLEASE REVISE TO ELABORATE ON THE FACTORS YOU WOULD CONSIDER WHEN DECIDING TO ENGAGE A THIRD PARTY THAT REFUSES TO EXECUTE ANY OF THE NOTED AGREEMENTS.

        We have revised the disclosure in the section entitled "Proposed Business - Effecting a business combination - Selection of a target business and structuring of a business combination" to indicate that it is unlikely that the Company would continue negotiations with any target business that refused to sign such an agreement due to the possibility that such target business could seek to bring a claim against the trust account.

14. REFERENCE IS MADE TO RISK FACTOR 7. PLEASE IDENTIFY THOSE PERSONS THAT MAY REMAIN WITH THE MERGED ENTITY AND IN WHAT CAPACITIES.

        We have revised risk factor 7 to indicate that individuals such as Israel Frieder, Glen Shear or Dael Schnider may remain with the merged entity in senior management or advisory positions.

15. PLEASE EXPLAIN THE DISCLOSURE IN RISK FACTOR 7 THAT "IT IS POSSIBLE THAT SOME OF OUR KEY PERSONNEL WILL REMAIN ASSOCIATED IN VARIOUS CAPACITIES WITH THE TARGET BUSINESS FOLLOWING A BUSINESS COMBINATION." PLEASE PROVIDE DETAILED DISCLOSURE IN THE BUSINESS SECTION REGARDING THIS MATTER. STATE WHETHER THIS MAY BE A TERM OF THE BUSINESS COMBINATION AGREEMENT. WE MAY HAVE FURTHER COMMENT.

        We have revised risk factor 7 as well as in the section entitled "Proposed Business - Effecting a business combination - Limited ability to evaluate the target business' management" to indicate that the Company's key personnel such as Israel Frieder, Glen Shear or Dael Schnider may continue to remain associated with the Company following a business combination in senior management or advisory positions but that such individuals will be able to remain with the Company after consummation of a business combination only if mutually agreed upon by the Company and the target business in connection with the terms of any such combination. We note that any such business combination, including management's continuing role (if any), will be thoroughly described in a preliminary proxy statement to be reviewed by the Staff and subsequently subject to stockholder approval.

16. IF TRUE, REVISE THE SUBHEADING TO RISK FACTOR 8 TO STATE THAT YOUR OFFICERS AND DIRECTORS "WILL" ALLOCATE THEIR TIME TO OTHER BUSINESSES.

        We have revised the subheading to risk factor 8 to indicate that the Company's officers and directors will allocate their time to other businesses.

17. RISK FACTOR 9 SHOULD ADDRESS YOUR OFFICERS, DIRECTORS AND AFFILIATES THEREOF. IN ADDITION, PLEASE REVISE THE RISK FACTOR TO CLARIFY WHETHER ANY OF THESE PERSONS OR THEIR AFFILIATES HAVE EVER BEEN ASSOCIATED WITH ANY BLANK CHECK COMPANIES.

        We have revised risk factor 9 to address the Company's officers, directors and affiliates as well as to clarify that none of such individuals has ever been associated with any blank check companies.

18. WE NOTE THAT THE DIRECTORS HAVE AGREED TO PURCHASE WARRANTS IN THE OPEN MARKET FOLLOWING THE OFFERING. CLARIFY WHETHER THEY ARE OBLIGATED TO PURCHASE ANY SPECIFIC AMOUNT OF WARRANTS FOLLOWING THE OFFERING. INDICATE, LATER IN THE PROSPECTUS, THE SPECIFIC INFORMATION THAT THEY WILL LOOK AT IN DETERMINING TO PURCHASE WARRANTS IN THE OPEN MARKET FOLLOWING THE OFFERING. SUPPLEMENTALLY, ADVISE US WHY THE UNDERWRITERS HAVE REQUIRED THEM TO PURCHASE WARRANTS FOLLOWING THE OFFERING. WE MAY HAVE FURTHER COMMENT.

        We have revised risk factor 10 to indicate that the Company's directors have agreed to purchase up to 1,300,000 warrants in the open market at prices not to exceed $0.70 per warrant following this offering. We have revised the disclosure in the section entitled "Principal Stockholders" to indicate that such purchases will be made by EarlyBirdCapital, Inc. or such other broker dealer as EarlyBirdCapital, Inc. may assign the order to, in such amounts and at such times as it may determine, in its sole discretion, during the six-month period after separate trading of the warrants has commenced. The foregoing purchase obligation, and the terms under which such warrants will be purchased, is evidenced by separate letter agreements, the form of which has been filed as
Exhibit 10.10 to the Registration Statement. The agreement constitutes an irrevocable order for EarlyBirdCapital, Inc. (or such other broker dealer as may be assigned by EarlyBirdCapital, Inc.) to purchase the warrants for the directors' accounts. As indicated on page 38 of the prospectus, the underwriters believe that purchases of warrants by management in the aftermarket demonstrate confidence in the Company's ultimate ability to effect a business combination because the warrants will expire worthless if the Company is unable to consummate a business combination.

19. PLEASE ADD A SEPARATE RISK FACTOR TO ADDRESS THE NUMBER OF "BLANK CHECK FIRM COMMITMENT" OFFERINGS CURRENTLY IN THE MARKET PLACE, DISCLOSE THE NUMBER OF SUCH TRANSACTIONS WHICH HAVE FOUND BUSINESS COMBINATION CANDIDATES AND HAVE CONSUMMATED SUCH TRANSACTIONS, RESPECTIVELY, AND THE IMPACT COMPETITION BY SUCH ENTITIES COULD HAVE ON YOUR ABILITY TO LOCATE A TARGET AND SUCCESSFULLY COMPLETE A BUSINESS COMBINATION. IN ADDITION, PLEASE ADDRESS THE AGGREGATE AMOUNT OF OFFERING PROCEEDS THAT CURRENTLY SIT IN ESCROW.

        We have added a separate risk factor on page 7 of the prospectus setting forth the number of blank check firm commitment offerings currently in the market place, the number of such entities that have found business combination candidates and the number of such entities that have consummated such transactions as well as the aggregate amount of offering proceeds that currently sit in escrow and the impact such entities will have on the Company's ability to consummate a business combination.

20. WE NOTE YOUR RESPONSE TO COMMENT 11. SUPPLEMENTALLY PROVIDE US WITH ANY APPLICABLE COMMENTS FROM THE STATES REGARDING THIS OFFERING WHERE THEY REQUESTED THE COMPANY TO CROSS-REFERENCE INFORMATION IN THE FOREPART OF THE

        DOCUMENT. WE CONTINUE TO BELIEVE THE COMMENT IS APPROPRIATE. REVISE THE REGISTRATION STATEMENT TO DELETE THE USE OF CROSS- REFERENCES FROM THE FOREPART OF THE PROSPECTUS.

        As indicated in our prior response to comment 11, we included cross-references in the registration statement in response to previous comments received from certain of the states in which the units are being offered. No such comments had been received in this specific offering. We have since notified such states of the Staff's position in this offering and have deleted the cross-references from the forepart of the prospectus.

21. AFTER FURTHER CONSIDERATION, THE RISK FACTORS, "WE INTEND TO HAVE OUR SECURITIES QUOTED ON THE OTC BULLETIN BOARD...", "VOLATILITY IN OUR STOCK PRICE MAY LIMIT OUR ABILITY TO RAISE ADDITIONAL EQUITY...", AND "IF WE ARE UNABLE TO KEEP PACE WITH THE CHANGES IN THE TECHNOLOGY INDUSTRY..." APPEAR TO BE GENERIC RISK FACTORS. THESE RISK FACTORS SHOULD BE ADDRESSED IN ANOTHER SECTION OF THE PROSPECTUS.

        We have removed the above-referenced risk factors and included the information contained in such risk factors in other locations of the prospectus as we deemed appropriate.

USE OF PROCEEDS, PAGE 18
------------------------

22. WE NOTE THAT YOU HAVE ALLOCATED $50,000 TOWARDS DUE DILIGENCE OF PROSPECTIVE TARGET COMPANIES. CONSIDERING CURRENT MANAGEMENT WILL NOT DEVOTE A SET AMOUNT OF TIME TO YOUR ENDEAVORS, PLEASE REVISE TO DISCUSS HOW DUE DILIGENCE WILL BE PERFORMED AND WHO WILL PERFORM IT.

        As set forth in the section entitled "Proposed Business - Employees," the Company's management will devote as much time as they deem necessary to the Company's affairs, with the amount of time they will devote in any time period depending on the availability of suitable target businesses to investigate. Accordingly, once management locates a suitable target business, it will perform such due diligence, and consequently spend more time during this period then when no suitable target business is available. Therefore, we do not believe any revision to the prospectus is necessary.

PROPOSED BUSINESS, PAGE 24
--------------------------

23. ELABORATE, BOTH HERE, IN THE SUMMARY AND ELSEWHERE AS APPROPRIATE, ON YOUR DISCUSSION OF THE DESIRED ATTRIBUTES AS TO ACQUISITION CANDIDATES TO SPECIFICALLY DISCUSS THE ATTRIBUTES AND CRITERIA, IF THOSE ATTRIBUTES AND CRITERIA HAVE BEEN ESTABLISHED, TO BE FOCUSED UPON BY THE COMPANY AS WELL AS THE RATIONALE AND LOGIC BEHIND THE ATTRIBUTES AND CRITERIA SELECTED (E.G., DESIRED AND/OR REQUIRED RANGES OF ANNUAL REVENUES, EBITDA, NET INCOME, ETC.).

        The Company has not established specific attributes or criteria for its target business and has not determined any ranges of annual revenues, EBITDA, net income or other financial metrics needed to be achieved by a prospective target in order to be considered. As described under "Proposed Business - Effecting a business combination - Selection of a target business and structuring of a business combination" on page 27 of the prospectus, management has virtually unrestricted flexibility in identifying and selecting a prospective target business. This section also lists the factors the Company will consider when evaluating a target business. We have added disclosure to this paragraph to clarify that the Company has not established any specific attributes or criteria (financial or otherwise) for a target business.

24. IN THE PARAGRAPH UNDER THE HEADING "WE HAVE NOT IDENTIFIED A TARGET BUSINESS," AND ELSEWHERE IN THE PROSPECTUS AS APPROPRIATE, EXPAND YOUR DISCUSSION CONCERNING POTENTIAL BUSINESS COMBINATION CANDIDATES TO SPECIFY, FOR EACH IDENTIFIED SEGMENT, THE NUMBER OF SEGMENT PARTICIPANTS THAT QUALIFY AS POTENTIAL COMBINATION CANDIDATES GIVEN THE COMPANY'S ESTABLISHED CRITERIA, AND, TO THE EXTENT NOT EXCESSIVE IN NUMBER, IDENTIFY SUCH CANDIDATES BY NAME AND PROVIDE RELEVANT INFORMATION (BOTH FINANCIAL AND NARRATIVE) CONCERNING SUCH ENTITIES. WE MAY HAVE FURTHER COMMENT.

        The Company believes there are numerous acquisition candidates in Israel. However, as the Company has not selected any industry to focus on, it is impossible for the Company to provide any specific number of potential combination candidates that would fit in any one segment. We have added disclosure indicating that since the Company has not conducted any research with respect to identifying the number and characteristics of the potential acquisition candidates within these industries or the likelihood or probability of success of any proposed business combination, it cannot assure investors that the Company will be able to locate a target business or that it will be able to engage in a business combination with a target business on favorable terms.

25. IN THE PARAGRAPH "SOURCES OF TARGET BUSINESSES," WE NOTE THE DISCLOSURE THAT UNAFFILIATED SOURCES WILL INFORM YOU OF POTENTIAL TARGET BUSINESSES THAT SUCH INFORMATION WILL BE EITHER "SOLICITED OR UNSOLICITED." PLEASE REVISE TO DISCUSS HOW YOU WILL SOLICIT PROPOSALS AND HOW UNSOLICITED PARTIES WOULD BECOME AWARE OF YOUR SEARCH. ALSO, PLEASE REVISE TO CLARIFY IF ANY UNAFFILIATED PARTIES PROVIDING PROPOSALS WILL RECEIVE A FEE AND HOW THAT FEE WOULD BE DETERMINED.

        We have revised the paragraph entitled "Sources of target businesses" to indicate that the Company's officers and directors as well as their affiliates may bring target businesses to the Company's attention that they become aware of through their business contacts. Additionally, the paragraph currently indicates that the Company may engage professional firms that specialize in business acquisitions to assist the Company in locating prospective target businesses. Because this offering is an initial public offering, it is possible that unaffiliated sources will read the prospectus and locate potential target businesses that may be suitable for the Company. A fee to be paid to such unaffiliated source would be determined in an arm's length negotiation between such parties based on the terms of the transaction. We have modified the section of the prospectus to clarify this point.

26. IN THE PARAGRAPH UNDER THE HEADING "SOURCES OF TARGET BUSINESSES," WE NOTE THE DISCLOSURE THAT THE COMPANY WILL NOT PAY ANY FINDERS OR CONSULTING FEES TO THE OFFICERS, DIRECTORS OR EXISTING STOCKHOLDERS. PLEASE EXPAND THE DISCLOSURE, IF ACCURATE, TO AFFIRMATIVELY CONFIRM THAT THE OFFICERS, DIRECTORS AND EXISTING STOCKHOLDERS WILL RECEIVE NO FINDERS FEES, CONSULTING FEES, OR ANY SIMILAR TYPE FEES FROM ANY PERSON OR ENTITY IN CONNECTION WITH ANY BUSINESS COMBINATION INVOLVING THE COMPANY OR AN AFFILIATE THEREOF.

        We have revised the disclosure on page 19 in the "Use of Proceeds" section, page 27 and 28 in the "Proposed Business" section and on page 35 in the "Management" section to indicate that no finders, consulting or other similar fee will be paid to the Company's officers, directors, existing stockholders or their affiliates prior to or in connection with the consummation of a business combination.

27. UNDER THE HEADING "SELECTION OF A TARGET BUSINESS AND STRUCTURING A BUSINESS COMBINATION," PLEASE ADDRESS ANY KNOWN OR CONTEMPLATED TAX CONSEQUENCES TO THE COMPANY OR INVESTORS IN THIS OFFERING SHOULD YOU CONSUMMATE A BUSINESS COMBINATION.

        We are currently unaware of any tax consequences to the Company or investors in the offering that should be considered. Accordingly, we have not made any revision to the disclosure in the prospectus in response to this comment. We note that the tax aspects of any business combination will be thoroughly described in a preliminary proxy statement to be reviewed by the Staff and subsequently subject to stockholder approval.

CERTAIN TRANSACTIONS, PAGE 39
-----------------------------

28. WE NOTE YOUR RESPONSE TO COMMENT 25. PLEASE REVISE TO INDICATE THE AMOUNT EACH DIRECTOR ADVANCED TO THE COMPANY FOR EXPENSES OF THE OFFERING.

        We have revised the disclosure in the section entitled "Certain Transactions" to indicate the amount each director advanced to the Company for expenses of the offering.

UNDERWRITING, PAGE 44
---------------------

29. WE NOTE YOUR DISCLOSURE THAT THE UNDERWRITERS MAY MAKE BIDS OR PURCHASES IN ORDER TO STABILIZE THE MARKET PRICE, SO LONG AS THE BIDS DO NOT EXCEED A "SPECIFIC MAXIMUM." PLEASE REVISE TO QUANTIFY THAT MAXIMUM.

        We have revised the section entitled "Underwriting - Regulatory Restrictions on Purchase of Securities - Stabilizing Transactions" on page 46 of the prospectus to quantify that stabilizing bids may not exceed the offering price in this offering of $6.00

30. WE NOTE YOUR STATEMENT THAT THE UNDERWRITERS MAY MAKE BIDS OR PURCHASES FOR THE PURPOSE OF PEGGING, FIXING OR MAINTAINING THE PRICE OF OUR SECURITIES. SUPPLEMENTALLY, ADVISE US HOW THESE TRANSACTIONS COMPLY WITH REGULATION M. WE MAY HAVE FURTHER COMMENT.

        We have revised the section entitled "Underwriting - Regulatory Restrictions on Purchase of Securities - Stabilizing Transactions" on page 46 of the prospectus to clarify that underwriters may make bids or purchases in stabilizing transactions for the purpose of preventing or retarding a decline in the price of the Company's securities, as set forth in Rule 104 of Regulation M.

        If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                             Very truly yours,

                                             /s/ Jeffrey M. Gallant

                                              Jeffrey M. Gallant

cc:    Israel Frieder
       Glen Shear
       Dael Schnider
       Victor Halpert
       David M. Nussbaum
       Steven Levine
       Richard H. Gilden, Esq.

                                                             SCHEDULE A

                     THE FOLLOWING IS A LIST OF BLANK CHECK OFFERINGS IN WHICH AN OFFICER, DIRECTOR, AFFILIATE,
                          UNDERWRITER OR ATTORNEY FOR ANY OF THE ABOVE IN THIS OFFERING HAVE BEEN INVOLVED:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             AMOUNT IN ESCROW
                                                                                                             (INITIAL PER-SHARE
                                 FORM S-1                                                                    ESCROW AMOUNT EXCLUDING
NAME OF COMPANY                  FILE NUMBER         DATE OF EFFECTIVENESS          STATUS OF OFFERING       OVER-ALLOTMENT OPTION)
------------------------------------------------------------------------------------------------------------------------------------
Millstream Acquisition           333-105388          August 25, 2003                Consummated Business     N/A
Corporation                                                                         Combination
------------------------------------------------------------------------------------------------------------------------------------
CEA Acquisition Corporation      333-110365          February 12, 2004              Searching for            $20,745,997 ($5.10)
                                                                                    Acquisition Candidate
------------------------------------------------------------------------------------------------------------------------------------
Great Wall Acquisition           333-110906          March 17, 2004                 Searching for            $23,364,404 ($5.10)
Corporation                                                                         Acquisition Candidate
------------------------------------------------------------------------------------------------------------------------------------
Chardan China Acquisition Corp.  333-111970          March 16, 2004                 Seeking Shareholder      $20,735,328 ($5.10)
                                                                                    Approval of Business
                                                                                    Combination
------------------------------------------------------------------------------------------------------------------------------------
Tremisis Energy Acquisition      333-113583          May 12, 2004                   Searching for            $33,442,528 ($5.18)
Corporation                                                                         Acquisition Candidate
------------------------------------------------------------------------------------------------------------------------------------
Arpeggio Acquisition             333-114816          June 24, 2004                  Searching for            $35,641,108 ($5.14)
Corporation                                                                         Acquisition Candidate
------------------------------------------------------------------------------------------------------------------------------------
Trinity Partners Acquisition     333-115319          July 29, 2004                  Seeking Shareholder      $6,565,000 ($5.05)
Company Inc.                                                                        Approval of Business
                                                                                    Combination
------------------------------------------------------------------------------------------------------------------------------------
Rand Acquisition Corporation     333-117051          October 27, 2004               Searching for            $23,804,261 ($5.16)
                                                                                    Acquisition Candidate
------------------------------------------------------------------------------------------------------------------------------------
China Unistone Acquisition       333-117639          November 18, 2004              Searching for            $17,622,000 ($5.10)
Corporation                                                                         Acquisition Candidate
------------------------------------------------------------------------------------------------------------------------------------
International Shipping           333-119719          December 10, 2004              Seeking Shareholder      $180,691,163 ($5.49)
Enterprises, Inc.                                                                   Approval of Business
                                                                                    Combination
------------------------------------------------------------------------------------------------------------------------------------
Millstream II Acquisition        333-119937          December 17, 2004              Searching for            $23,736,000 ($5.16)
Corporation                                                                         Acquisition Candidate
------------------------------------------------------------------------------------------------------------------------------------
Aldabra Acquisition Corporation  333-121610          February 17, 2005              Searching for            $49,336,000 ($5.33)
                                                                                    Acquisition Candidate
------------------------------------------------------------------------------------------------------------------------------------
Ardent Acquisition Corporation   333-121028          February 24, 2005              Searching for            $36,222,000 ($5.20)
                                                                                    Acquisition Candidate
------------------------------------------------------------------------------------------------------------------------------------
Mercator Partners Acquisition    333-122303          April 11, 2005                 Searching for            $46,460,000 ($5.05)
Corp.                                                                               Acquisition Candidate
------------------------------------------------------------------------------------------------------------------------------------
Terra Nova Acquisition           333-122439          April 18, 2005                 Searching for            $24,816,000 ($5.17)
Corporation                                                                         Acquisition Candidate
------------------------------------------------------------------------------------------------------------------------------------
International Metal              333-122967          N/A                            Currently in             N/A
Enterprises, Inc.                                                                   Registration
------------------------------------------------------------------------------------------------------------------------------------
KBL Healthcare Acquisition       333-122988          April 21, 2005                 Searching for            $42,400,000 ($5.30)
Corp. II                                                                            Acquisition Candidate
------------------------------------------------------------------------------------------------------------------------------------
Juniper Partners Acquisition     333-123050          N/A                            Currently in             N/A
Corp.                                                                               Registration
------------------------------------------------------------------------------------------------------------------------------------
TAC Acquisition Corp.            333-123382          N/A                            Currently in             N/A
                                                                                    Registration
------------------------------------------------------------------------------------------------------------------------------------
Courtside Acquisition Corp.      333-124380          N/A                            Currently  in            N/A
                                                                                    Registration
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             AMOUNT IN ESCROW
                                                                                                             (INITIAL PER-SHARE
                                 FORM S-1                                                                    ESCROW AMOUNT EXCLUDING
NAME OF COMPANY                  FILE NUMBER         DATE OF EFFECTIVENESS          STATUS OF OFFERING       OVER-ALLOTMENT OPTION)
------------------------------------------------------------------------------------------------------------------------------------
Ithaka Acquisition Corp.         333-124521          N/A                            Currently  in            N/A
                                                                                    Registration
------------------------------------------------------------------------------------------------------------------------------------
Chardan China Acquisition        333-125016          N/A                            Currently in             N/A
Corp. II                                                                            Registration
------------------------------------------------------------------------------------------------------------------------------------
Chardan China Acquisition        333-125018          N/A                            Currently in             N/A
Corp. III                                                                           Registration
------------------------------------------------------------------------------------------------------------------------------------
Coconut Palm Acquisition Corp.   333-125105          N/A                            Currently in             N/A
                                                                                    Registration
------------------------------------------------------------------------------------------------------------------------------------
InterAmerican Acquisition        333-125558          N/A                            Currently in             N/A
Group Inc.                                                                          Registration
------------------------------------------------------------------------------------------------------------------------------------

                       THE FOLLOWING IS A LIST OF ADDITIONAL BLANK CHECK OFFERINGS KNOWN TO THE COMPANY BASED
                      ON PUBLICLY AVAILABLE INFORMATION IN WHICH NONE OF THE OFFICERS, DIRECTORS, AFFILIATES,
                        UNDERWRITERS OR ATTORNEYS FOR ANY OF THE ABOVE IN THIS OFFERING HAVE BEEN INVOLVED:

------------------------------------------------------------------------------------------------------------------------------------
China Mineral Acquisition Corp.  333-115999          August 30, 2004                Searching for             $20,586,008 ($5.14)
                                                                                    Acquisition Candidate
------------------------------------------------------------------------------------------------------------------------------------
Sand Hill IT Acquisition Corp.   333-114861          July 26, 2004                  Searching for             $21,220,292 ($5.13)
                                                                                    Acquisition Candidate
------------------------------------------------------------------------------------------------------------------------------------
Coastal Bancshares Acquisition   333-118294          February 14, 2005              Searching for             $28,561,692 ($5.17)
Corp.                                                                               Acquisition Candidate
------------------------------------------------------------------------------------------------------------------------------------
Services Acquisition Corp.       333-122812          N/A                            Currently in              N/A
                                                                                    Registration
------------------------------------------------------------------------------------------------------------------------------------
Fortress America Acquisition     333-123504          N/A                            Currently in              N/A
Corp.                                                                               Registration
------------------------------------------------------------------------------------------------------------------------------------
Ad.Venture Partners, Inc.        333-124141          N/A                            Currently in              N/A
                                                                                    Registration
------------------------------------------------------------------------------------------------------------------------------------
Community Bankers Acquisition    333-124240          N/A                            Currently in              N/A
Corp.                                                                               Registration
------------------------------------------------------------------------------------------------------------------------------------
Stone Arcade Acquisition Corp.   333-124601          N/A                            Currently in              N/A
                                                                                    Registration
------------------------------------------------------------------------------------------------------------------------------------
Oakmont Acquisition Corp.        333-124621          N/A                            Currently in              N/A
                                                                                    Registration
------------------------------------------------------------------------------------------------------------------------------------
Federal Services Acquisition     333-124638          N/A                            Currently in              N/A
Corp.                                                                               Registration
------------------------------------------------------------------------------------------------------------------------------------
Healthcare Acquisition Corp.     333-124712          N/A                            Currently in              N/A
                                                                                    Registration
------------------------------------------------------------------------------------------------------------------------------------
India Globalization Capital,     333-124942          N/A                            Currently in              N/A
Inc.                                                                                Registration
------------------------------------------------------------------------------------------------------------------------------------
Key Hospitality Acquisition      333-125009          N/A                            Currently in              N/A
Corp.                                                                               Registration
------------------------------------------------------------------------------------------------------------------------------------
JK Acquisition Corp.             333-125211          N/A                            Currently in              N/A
                                                                                    Registration
------------------------------------------------------------------------------------------------------------------------------------
Star Maritime Acquisition Corp.  333-125662          N/A                            Currently in              N/A
                                                                                    Registration
------------------------------------------------------------------------------------------------------------------------------------